Companhia Enérgetica de Minas Gerais — CEMIG

January 21, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention:  William H. Thompson

Accounting Branch Chief

Re:            Companhia Energética de Minas Gerais — CEMIG
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 1-15224

Dear Mr. Thompson:

Set forth below, please find our response to your letter dated December 16, 2013 relating to CEMIG’s Form 20-F for the year ended December 31, 2012 (the “Form 20-F”).  To assist in the Staff’s review of our responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  We believe that we have replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 5.  Operating and Financial Review and Prospects, page 70

Contractual Obligations, page 94

1.                                      Please tell us what the “Quotas” PM579 line item represents and why the compensation to be received upon the anticipated expiration of transmission concession agreement is included in the table.

CEMIG advises the Staff that on September 11, 2012, the Brazilian Government enacted Provisional Measure No. 579/2012 (“PM 579-Energy Contracts”), later converted into Law No. 12,783 (“Law No. 12783”), in order to regulate the terms and conditions for the renewal of concessions for the generation, distribution and transmission of electricity, which were due to expire between 2015 and 2017.

The terms of the law provide that companies may only renew one time their generation and transmission concessions for a further thirty-year term, provided they accept certain conditions established by Agência Nacional de Energia Elétrica, the

Brazilian Electric Power Agency (“ANEEL”), such as accepting the revised tariffs to be calculated by ANEEL, and submitting to the agency’s quality standards.

In connection with PM 579-Energy Contracts, the generation companies that accepted its conditions and renewed their generation concessions sold energy contracts to the distribution electricity companies based on prices and terms established by the Mining and Energy Ministry (“MME”), which are significantly lower compared to the energy prices in the spot market and in the contracts signed with large consumers.

The item related to “Quotas” PM 579 represents CEMIG’s distribution subsidiary’s commitment to pay for the energy to be received from the generation companies that accepted the terms of PM 579 Energy Contracts.

In response to the Staff’s comment, CEMIG will revise footnote 4 to the contractual commitments table in its 2013 Annual Report on Form 20-F to include the following disclosure related to “quotas” PM 579:

(4) CEMIG’s distribution subsidiary purchase commitment to the generation companies that accepted the terms of PM 579 Energy Contracts.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-11

2.                                      Please tell us your consideration of disclosing the nature and extent of any significant restrictions (such as those resulting from borrowing arrangements or regulatory requirements) on the ability of subsidiaries to transfer funds to you in the form of cash dividends or to repay loans or advances.  Refer to IAS 27.41(d).  In addition, please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year you should provide the condensed financial information required by Rule 12-04 of Regulation S-X.  Refer to Schedule I of Rule 5-04 of Regulation S-X.  Please tell us your consideration of providing Schedule I.

CEMIG advises the Staff that at December 31, 2013, the majority of its consolidated and unconsolidated subsidiaries qualify as either concessionaires of public services or independent power producers. Pursuant to the terms of the respective concession agreements, these subsidiaries are unable to transfer funds to their respective parent companies in the form of loans or advances, without regulatory approval. These subsidiaries are not restricted from paying cash dividends or to repay loans or advances that were previously approved by the regulator. Nevertheless, based on statutory law, Brazilian companies are required to retain 5% of statutory profits in an income reserve until this reserve represents 20% of capital paid. Contemplating this restriction, the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings do not exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Therefore, pursuant to Rule 4-08(e)(3) of Regulation S-X and IAS.27.41 (d) schedule 1 is not required.

In response to the Staff’s comment, CEMIG will revise its future filings on Form 20-F to disclose more clearly the nature of these restrictions.

*        *        *

As requested in your letter, CEMIG acknowledges the following:

•                                          CEMIG is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          CEMIG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Should you have any questions about the responses in this letter, kindly contact our outside counsel, Michael Fitzgerald at (212) 318-6988 or Steven Sandretto at (212) 318-6776.  In addition, we kindly request that any further correspondence also be faxed to CEMIG at (011) (55) (31) 3506-5025.

Very truly yours,

/s/ Luiz Henrique de Castro Carvalho
Luiz Henrique de Castro Carvalho
Acting Chief Officer for Finance and Investor Relations